Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of C. R. Bard, Inc.:

We consent to the use of our reports dated February 20, 2013, with respect to the consolidated balance sheets of C. R. Bard, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders’ investment, and cash flows for each of the years in the three-year period ended December 31, 2012, and the related consolidated financial statement schedule and the effectiveness of internal control over financial reporting as of December 31, 2012, incorporated herein by reference.

Our report on the consolidated financial statements refers to the company’s election to change its method of accounting for certain inventories.

/s/ KPMG LLP

Short Hills, New Jersey

June 28, 2013